Exhibit (e)(25)

Outside Counsel

Contract No. 33739

As of March 30. 2005

PRIVILEGED AND CONFIDENTIAL

Net2Phone. Inc.
520 Broad Street
Newark, New .Jersey 07102
Attention:	Glen T. Williams
Executive Vice President of Business
And Legal Affairs and General Counsel

Dear Glen,

          Thank you for selecting Outside Counsel Solutions (“UCS”) to make available to you the services of U.S. qualified attorneys (hereinafter sometimes referred to as “our attorneys”) in connection with certain matters. We know that an essential component of customer satisfaction is an understanding of the terms of our relationship. For that reason, we are outlining certain of these terms in this letter.

          Unless we otherwise specify or agree with respect to a specific matter, fees for our attorneys will be based on the time spent by each professional. We have previously outlined for you the ranges of rates for attorneys with specific levels of experience. If you wish, we can provide you with specific rates for any professional at the time that he or she is designated to work on your matters. The current rate for Dave Wolf, with whom you have met, is $65 per hour. The rate we will charge you for each professional will be based upon our reasonable estimation of the costs to us for such individual with a 17% factor used for overhead. To the extent there are specific out of pocket costs (not general office overhead or administrative time and expenses), we will bill you on a regular basis for such costs – normally, each month – without any markup. Our billing statements are payable upon receipt, but in no event later than 30 days thereafter.

          Prior to staffing any matter with respect to which you contact us, we will provide to you the names of the attorneys we believe can meet your needs, their specific hourly rates and, with them before commencing work or disclosing privileged information in order to determine their qualifications and fitness for the particular assignment(s).

          As we have previously discussed, you understand that we are not a law firm and are only making the services of our attorneys available to you to become temporary or part-time members of your legal staff. While we are not engaged in the practice of law, each of our attorneys has represented and covenanted with us that they are good standing to practice law in at least one U.S. jurisdiction. and will comply with all applicable ethical and professional standards. The work product of our attorneys is prepared for review by you, and you will be responsible for supervising their work in the same manner as do other members of your staff. OCS shall not be liable or held responsible for any delays or errors in the services provided to you that may result in damages, whether direct, indirect or consequential. In no event shall OCS be responsible for any alleged loss of profits, damages or other expenses alleged to have been incurred by you in connection with services provided by OCS. Any claims in this respect are expressly waived by you. While no professional relationship is formed between OCS and you, we have taken steps to ensure that only those of our attorneys who are working on your matter will have access to your confidential information.

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          Because we have a diverse customer base, we and our attorneys may be asked to make services available to, or represent, someone whose interests may be adverse to you or your affiliates. We are entering into this relationship on the understanding that our provision of services hereunder will not preclude us from accepting any engagement from any existing or new customer provided that (i) such engagement is not substantially related to the subject matter of any services we or our attorneys are providing to you and (ii) in accepting such other engagement neither we nor our attorneys who have performed service for you would impair the confidentiality of proprietary, sensitive, or otherwise confidential communications you have made to us or our attorneys.

          To indicate your asset with the terms pursuant to which we will make the services of our attorneys available to you, please sign the enclosed copy of this letter and return it to me.

          Again, thank you for giving us the opportunity to help you meet your legal staffing needs. We look forward to a long and mutually rewarding relationship with you. Should you have a concern or question at any time during our representation, please call me at (973) 438-2894.

Sincerely,

/s/ Dov T. Schwell
Dov T. Schwell

Agreed to and accepted:

NET2PHONE, INC.

By:/s/

Date:

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